Filed by Neogen Corporation pursuant to Rule 425 under

the Securities Act of 1933, as amended, and deemed

filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: Neogen Corporation

Commission File No.: 000-17988

The following communication is being filed in connection with the proposed business combination between Neogen Corporation, Garden SpinCo Corporation and 3M Company’s Food Safety business.

Dear NEOGEN customer,

We are excited to share with you that NEOGEN has signed an agreement to combine 3M’s Food Safety business with our existing operations. Today’s announcement places NEOGEN at the forefront of the new era in food and animal safety with the resources, capabilities, and solutions to be a truly global provider, and we are excited about the opportunities this combination will create. We encourage you to read more about today’s announcement here.

With a more than 35-year track record of innovation, 3M’s Food Safety business has a diversified customer base including multinational food processors and contract laboratories. 3M Food Safety offers food testing solutions, with products designed to ensure food safety at all stages of the food processing cycle.

We look forward to demonstrating the significant benefits this combination will present our suppliers, customers, employees, and shareholders. Our combined company will have an enhanced geographic footprint, innovative product offerings, and greater digitization capabilities, as well as the financial flexibility to capitalize on robust growth trends in sustainability, food safety and supply chain integrity.

We expect the transaction will close by the end of Q3 2022, subject to approval by shareholders, receipt of required regulatory approvals, and the satisfaction of other customary closing conditions. Our enhanced product offering will mean that we will have expanded capabilities across indicator testing and pathogen detection areas, which complement NEOGEN’s existing genomics, microbiology, and allergen lines. This expanded range, along with NEOGEN’s complementary animal safety business, increases the solutions we are able to provide to help our customers protect the world’s food supply from the farm gate to the dinner plate.

Together with 3M Food Safety, we will lead the digitization of the food and animal safety industry. NEOGEN’s data-driven analytics approach once combined with 3M’s complementary product range will create further opportunities for each of our customers to increase efficiency, capture insights, and conduct data analysis around food and animal safety protocols.

As always, please reach out to your relationship manager with any questions.

We look forward to this exciting new chapter on our journey in the new era of food safety and we thank you for your continued partnership.

Doug Jones

Chief Commercial Officer

Customer FAQ - TO USE REACTIVELY BY RELATIONSHIP MANAGER

1.	What products are you acquiring from 3M? Should I expect the same capabilities / products or will more / less be available?

•

The combined company will have a significantly expanded product offering in food safety, particularly in indicator testing and pathogen detection areas, which complement NEOGEN’s existing genomics, microbiology and allergen lines.

o

3M Petrifilm customers will have access to the compelling product offering, including NEOGEN’s pathogens (e.g., Listeria Right Now (LRN), Salmonella Right Now (SRN, in development), mycotoxin, and allergen testing.

o

The combination of 3M Food Safety’s and NEOGEN’s ATP platforms, which help verify cleanliness, combined with NEOGEN Analytics will enable customers to gain additional insights through data gathering and analysis opportunities.

2.	How will this affect my business with NEOGEN?

•	We look forward to demonstrating the significant benefits this combination presents our customers, suppliers, employees and shareholders.

•	[For now, it is business as usual.]

3.	Will customers have new contacts at NEOGEN after the deal closes?

•	As always, we have the best interests of our customers in mind as we work toward welcoming 3M Food Safety to NEOGEN.

•	We will be sure to inform you in advance of any changes to your contacts following the closing.

4.	Who can I talk to for more information?

•	If you have any additional questions, please reach out to your relationship manager.

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Cautionary Notes on Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between NEOGEN (“NEOGEN”), 3M (“3M”) and Garden SpinCo Corporation (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined NEOGEN-SpinCo company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on NEOGEN and 3M’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from NEOGEN and 3M’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of NEOGEN may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by NEOGEN, 3M and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined NEOGEN – SpinCo company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of NEOGEN and SpinCo, on the expected timeframe or at all; (6) the ability of the combined NEOGEN-SpinCo company to implement its business strategy; (7) difficulties and delays in the combined NEOGEN-SpinCo company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of 3M; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in NEOGEN and 3M’s reports filed with the SEC, including NEOGEN and 3M’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of NEOGEN, 3M or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, NEOGEN and SpinCo intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, SpinCo expects to file a registration statement in connection with its separation from 3M. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEOGEN, 3M, SPINCO AND THE PROPOSED TRANSACTION. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. These documents, once available, and each of the companies’ other filings with the SEC, also will be available free of charge on NEOGEN’s website at http:// www.NEOGEN.com/investor-relations or on 3M’s website at http:// www.investors.3M.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, NEOGEN, 3M and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of NEOGEN in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of NEOGEN in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of NEOGEN may be found in its Annual Report on Form 10-K filed with the SEC on July 30, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders filed with the SEC on August 31, 2021. Information about the directors and executive officers of 3M may be found in its Annual Report on Form 10-K filed with the SEC on February 4, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting of Stockholders filed with the SEC on March 24, 2021. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.